SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
February 6, 2004

HOME PROPERTIES, INC.
(Exact name of Registrant as specified in its Charter)

MARYLAND   1-13136 No.   16-1455126
(State or other jurisdiction   (Commission File Number)   (IRS Employer
of incorporation)   Identification Number)

850 Clinton Square, Rochester, New York 14604
www.homeproperties.com
(Address of principal executive offices and internet site)

(585) 546-4900
(Registrant's telephone number, including area code)

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS.

     c. Exhibits

        Exhibit 99.1   Press Release
        Exhibit 99.2   Supplemental information to Press Release of February 6, 2004, relating to fourth quarter 2003 results.

ITEM 12.   RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     This Amendment amends the current report on Form 8-K filed by Home Properties of New York, Inc. on February 6, 2004, to furnish (not file) the supplemental information to the Press Release of February 6, 2004, relating to fourth quarter 2003 results.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February _____, 2004   HOME PROPERTIES OF NEW YORK INC.
                        (Registrant)

                        By: /s/ David P. Gardner
                               David P. Gardner, Executive Vice President and Chief Financial Officer